Exhibit 99.1

SUPERCOM TO SELL ITS SMART-ID DIVISION TO OTI ; WILL FOCUS ON
EMERGING IRMS & ACTIVE RF BUSINESS

-- Will Continue to Receive Revenues from Existing ID & e-ID Contracts in Europe, Asia, and Africa --

Qadima, Israel - November 8, 2006 - SuperCom Ltd. (SuperCom) (OTCBB: SPCBF.OB; Euronext:SUP) today announced that it has entered into an agreement with On Track Innovations Ltd. (“OTI”) (NASDAQ: OTIV) under which OTI will acquire the assets of SuperCom’s smart-ID Division in consideration for 2,827,200 restricted ordinary shares of OTI. The transaction is expected to be completed by the end of 2006.

At closing, the parties will enter into a service and supply agreement pursuant to which SuperCom will continue to receive revenues from its existing ID and e-ID contracts for governmental and commercial projects in Europe, Asia and Africa. These ongoing projects will represent a source of revenue to SuperCom as it repositions the Company.

After the completion of the transaction, SuperCom plans to aggressively focus on the development of new initiatives that it has been building over the past two years:

o
IRMS (Incident Response Management System), the industry’s first comprehensive mobile credentialing and access control system for first responders, municipalities and enterprises. After successful pilot deployments in the US, SuperCom has established relationships with major distributors and is scaling up its sales and marketing efforts.

o	Active RF, SuperCom’s cutting-edge Active RF solutions for tracking assets, objects and persons.

Commenting on the sale, Eyal Tuchman, CEO of SuperCom, said “We are very pleased to enter into a transaction with OTI which we believe offers SuperCom the best of both worlds: the ability to focus our efforts and assets on our high-potential new businesses while still benefiting from our smart-ID projects. We believe this strategy will result in a stronger SuperCom with a leadership position in two high-potential markets (IRMS and Active RF) and a greater probability of strong revenue growth and profitability over the long term."

For more information, please visit: www.supercomgroup.com

Safe Harbor

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. You should consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in our periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by us and our businesses generally.

The Company also disclaims any duty to comment upon or correct information that may be contained in reports published by the investment community

Contact:

Yaron Shalom
+972-9-889-0800
 yaron.shalom@supercomgroup.com

SuperCom Announces Conference Call to Discuss Transaction With OTI ;
Modifies Earlier Announcement

QADIMA, Israel, November 8, 2006

SuperCom Ltd. (OTCBB: SPCBF.OB; Euronext: SUP) will hold a conference call on Thursday, November 9th, at 11:00 a.m. EST (6:00 p.m. Israel Time) to discuss its recently-signed agreement with On Track Innovations (OTI) under which SuperCom will sell the assets of its smart-ID Division to OTI.

Please note the following addition to SuperCom's press release that was announced earlier today: the transaction is subject to certain conditions, including the approval of OTI’s shareholders.

During the call, Mr. Eyal Tuchman, CEO, and Mr. Yaron Shalom, CFO, will discuss the transaction as part of SuperCom's future strategy, and will be available to answer questions.

To participate in the conference call, please call one of the following numbers five minutes before 11:00 a.m. EST (6:00 p.m. Israel Time):

* US or Canada (toll free):	1-888-668-9141
* Israel (toll free):	1-800-227-297
* Other locations (not toll free):	+972-3-918-0609

Replays of the teleconference will be available for a two-week period beginning an hour after the call on November 9th until November 23rd.
To access, please call one of the following numbers:

* US or Canada (toll free):	1-866-500-4953
* Other locations (not toll free):	+972-3-925-5948

Safe Harbor

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although SuperCom believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. SuperCom disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. SuperCom undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

This press release and other releases are available on
www.supercomgroup.com.

Contact:
Yaron Shalom, CFO
SuperCom, Ltd.
+972 9 889 0800
Yaron.Shalom@supercomgroup.com